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          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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  1. Investment Company Act File Number:                                                Date examination completed:

     811-03313, 811-05309, 811-07687                                                    January 31, 2002
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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
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      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify):
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  3. Exact name of investment company as specified in registration statement:

     First American Funds Inc.
     First American Investment Funds Inc.
     First American Strategy Funds Inc.

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  4. Address of principal executive office (number, street, city, state, zip code):

     800 Nicollet Mall
     Minneapolis, MN 55402
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

                        Report of Independent Accountants

The Board of Directors
First American Funds, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Government Obligations Fund, Ohio Tax Free Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and Treasury Reserve Fund of the First American Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2001 (the date of last examination) through January 31, 2002:

    - Count and inspection of all securities and similar investments located in the vault of U.S. Bank (the Custodian) in Milwaukee, Wisconsin, without prior notice to management;

    - Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank of Milwaukee, Bank of New York, and Depository Trust Company);

    - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents;

    - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

    - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

    - Agreement of three security and/or investment purchases and three security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                  /s/ Ernst & Young LLP

Minneapolis, Minnesota
April 15, 2002

            Report of Management on Compliance With Rule 17f-2 of the
                         Investment Company Act of 1940


April 15, 2002

I, as a member of management of the Government Obligations Fund, Ohio Tax Free Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and Treasury Reserve Fund of the First American Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds.

By: /s/ Robert H. Nelson
   -----------------------------------
   Robert H. Nelson
   Chief Operating Officer
   U.S. Bancorp Asset Management, Inc.

                        Report of Independent Accountants

The Board of Directors
First American Investment Funds, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Equity Index Fund, Mid Cap Index Fund, Small Cap Index Fund, Health Sciences Fund, Real Estate Securities Fund, Science & Technology Fund, Technology Fund, Micro Cap Fund, Small Cap Growth Fund, Small Cap Value Fund, Small Cap Core Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Mid Cap Core Fund, Capital Growth Fund, Large Cap Growth Fund, Relative Value Fund, Large Cap Value Fund, Large Cap Core Fund, Growth & Income Fund, Balanced Fund, Equity Income Fund, Bond IMMDEX Fund, Corporate Bond Fund, Fixed Income Fund, High Yield Bond Fund, Intermediate Term Bond Fund, Short Term Bond Fund, Strategic Income Fund, U.S. Government Securities Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Oregon Intermediate Tax Free Fund, and Tax Free Fund of First American Investment Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2001 (the date of last examination) through January 31, 2002:

    - Count and inspection of all securities and similar investments located in the vault of U.S. Bank (the Custodian) in Milwaukee, Wisconsin, without prior notice to management;

    - Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank of Milwaukee, Bank of New York, and Depository Trust Company);

    - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents;

    - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

    - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

    - Agreement of six security and/or investment purchases and six security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                    /s/ Ernst & Young LLP

Minneapolis, Minnesota
April 15, 2002

            Report of Management on Compliance With Rule 17f-2 of the
                         Investment Company Act of 1940

April 15, 2002

I, as a member of management of the Equity Index Fund, Mid Cap Index Fund, Small Cap Index Fund, Health Sciences Fund, Real Estate Securities Fund, Science & Technology Fund, Technology Fund, Micro Cap Fund, Small Cap Growth Fund, Small Cap Value Fund, Small Cap Core Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Mid Cap Core Fund, Capital Growth Fund, Large Cap Growth Fund, Relative Value Fund, Large Cap Value Fund, Large Cap Core Fund, Growth & Income Fund, Balanced Fund, Equity Income Fund, Bond IMMDEX Fund, Corporate Bond Fund, Fixed Income Fund, High Yield Bond Fund, Intermediate Term Bond Fund, Short Term Bond Fund, Strategic Income Fund, U.S. Government Securities Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Oregon Intermediate Tax Free Fund, and Tax Free Fund of First American Investment Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds.

By: /s/ Robert H. Nelson
   -----------------------------------
   Robert H. Nelson
   Chief Operating Officer
   U.S. Bancorp Asset Management, Inc.

                        Report of Independent Accountants

The Board of Directors
First American Strategy Funds, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Strategy Aggressive Allocation Fund, Strategy Global Growth Allocation Fund, Strategy Growth & Income Allocation Fund, Strategy Growth Allocation Fund, and Strategy Income Allocation Fund of the First American Strategy Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2001 (the date of last examination) through January 31, 2002:

    - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents;

    - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian; and

    - Agreement of one security and/or investment purchase and one security and/or investment sale or maturity since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material RESPECTS.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
April 15, 2002

            Report of Management on Compliance With Rule 17f-2 of the
                         Investment Company Act of 1940

                                 April 15, 2002

I, as a member of management of the Strategy Aggressive Allocation Fund, Strategy Global Growth Allocation Fund, Strategy Growth & Income Allocation Fund, Strategy Growth Allocation Fund, and Strategy Income Allocation Fund of the First American Strategy Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds.

By: /s/ Robert H. Nelson
   -----------------------------------
   Robert H. Nelson
   Chief Operating Officer
   U.S. Bancorp Asset Management, Inc.